UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2004

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1943

For the transition period from _________ to __________

Commission file number 1-5129

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MOOG INC. SAVINGS AND STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MOOG INC.
EAST AURORA, NEW YORK 14052-0018

REQUIRED INFORMATION

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits

Statements of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Schedule H, Line 4j - Schedule of Reportable Transactions

Signature

Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Moog Inc. Savings and Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of Moog Inc. Savings and Stock Ownership Plan (the Plan) as of September 30, 2004 and 2003 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at September 30, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of September 30, 2004 and reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Buffalo, New York
January 14, 2005

Moog Inc. Savings and Stock Ownership Plan

Statements of Net Assets Available for Benefits

	September 30
	2004	2003
Assets
Investments	$223,148,961	$177,940,464
Participant loans receivable	2,829,524	2,236,048
Cash and equivalents	521,860	491,669
Contributions receivable:
Participants	449,178	454,997
Moog Inc.	32,312	23,389
Accrued investment income	1,048	440
Net assets available for benefits	$226,982,883	$181,147,007

See accompanying notes.

Moog Inc. Savings and Stock Ownership Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended September 30
	2004	2003
Additions
Investment income:
Interest	$162,859	$380,115
Dividends	1,290,869	1,167,681
	1,453,728	1,547,796
Contributions:
Participant	14,416,087	12,072,066
Employer	810,301	623,216
Rollovers	3,264,822	182,422
	18,491,210	12,877,704
	19,944,938	14,425,500

Deductions
Distributions	9,376,582	8,865,763
Administrative expenses	59,947	72,010
	9,436,529	8,937,773
	10,508,409	5,487,727
Net realized and unrealized appreciation
in fair value of investments	35,327,467	27,179,288

Net increase	45,835,876	32,667,015
Net assets available for benefits at beginning of year	181,147,007	148,479,992
Net assets available for benefits at end of year	$226,982,883	$181,147,007

See accompanying notes.

Moog Inc. Savings and Stock Ownership Plan

Notes to Financial Statements

September 30, 2004 and 2003

1. Description of Plan

The following is a brief description of the Moog Inc. Savings and Stock Ownership Plan (the Plan) and is provided for general information purposes only. Participants should refer to the Summary Plan Description for more complete information.

General

The Plan is a defined contribution plan sponsored by Moog Inc. (the Company or the Plan Sponsor). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan has separate savings and stock ownership components.

On September 30, 2003, the Company acquired the net assets of the Poly-Scientific division of Litton Systems, Inc., a subsidiary of Northrop Grumman Corporation (Components). Pursuant to the terms of the acquisition agreement, the employees of Components became eligible to participate in the Plan as of October 1, 2003, and were given credit for their past service for the purpose of Plan eligibility.

Eligibility

All domestic employees of the Company are eligible to participate in the Plan immediately upon hire.

Contributions and Investments

Each eligible participant may make voluntary pretax contributions to the Plan in the form of a 1% to 20% salary reduction subject to Internal Revenue Code (IRC) limits. The Plan permits participants age 50 and older to make "catch up" contributions as provided by the Economic Growth and Tax Relief Reconciliation Act of 2001. Contributions are directed by the participant among the available investment options. The Plan currently offers nine mutual funds, a stable return fund (comprised of Trustee commingled funds), and Company stock as investment options for participants. In 1994, certain assets of the AlliedSignal Savings Plan (including shares of AlliedSignal common stock) were transferred to the Plan as a result of the Company's acquisition of certain product lines of AlliedSignal Corporation. In December 1999, the AlliedSignal common stock was exchanged for Honeywell International, Inc. (Honeywell) common stock due to the merger of the two companies. Honeywell common stock is not an ongoing investment option for Plan participants.

Moog Inc. Savings and Stock Ownership Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

The Company matches 25% of employee contributions (the Company Match) allocated towards the purchase of Company common stock. The Company Match may be paid in cash or shares of Company common stock, at the Company's discretion.

Rollovers represent accounts contributed to the Plan by participants from prior employer plans. On December 11, 2003, a contribution was made to the Plan of approximately $2,560,000 related to certain employees of Components who elected to rollover their balances from their prior employer plan.

Participant Accounts

A separate account is maintained for each Plan participant. Participant accounts are maintained in units and the change in participant account value is based on the daily fluctuation of unit value of the underlying investment funds. Dividend and interest income is allocated based on the number of units each participant owns on the entitlement date. Participant accounts are fully and immediately vested. Participants may transfer all or part of their accounts among investment options on a daily basis except that amounts invested in Company stock generally cannot be transferred into other investments except as provided under ESOP diversification requirements. Transfers to Honeywell common stock are not permitted.

Distributions

Subject to certain limitations, a participant may withdraw all or part of his or her account balance upon attainment of age 59½. Distribution of a participant's account balance is also permitted in the event of death, disability, termination of employment, or immediate financial hardship, as defined. Distributions are required to begin at age 70½. Distributions are made in cash except for the Company Match and Honeywell common stock, which can be distributed in cash or shares.

Participant Loans

Loans are limited to the lesser of $50,000 or one-half of the participant's account balance with a minimum loan of $1,000, payable over a term not to exceed five years. Interest is charged at a rate established by the Plan and is normally fixed at origination at prime plus 1%.

Moog Inc. Savings and Stock Ownership Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Administrative Expenses

Participants are required to pay an origination fee with respect to loans from the Plan. Costs of administering the Plan are borne by the Company.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements are presented on the accrual basis of accounting.

Cash and Cash Equivalents

All highly liquid investments with an original maturity of three months or less are considered cash equivalents.

Investments

Investments in mutual funds, the stable return fund, Honeywell, and Company stock are reported at fair value determined by reference to quoted market prices. Purchases and sales of securities are reported on a "trade date" basis. Loans receivable are valued at the amount loaned, which approximates fair value.

Use of Estimates

In preparing the financial statements, the plan administrator is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in securities that are exposed to various risks, including interest rate, market, and credit risks. Due to the level of risk associated with investment securities, it is reasonably possible that changes in their values will occur in the near term and that such changes could materially affect the amounts reported in the investments and investment activity of the Plan.

Moog Inc. Savings and Stock Ownership Plan

Notes to Financial Statements (continued)

3. Investments

Net appreciation in fair value of investments, including investments bought, sold, as well as held during the year is summarized as follows:

	Years Ended September 30
	2004	2003

Mutual funds	$8,041,201	$12,365,876
Stable return fund	1,209,785	1,421,567
Moog Inc. common stock	23,311,301	11,982,546
Honeywell International Inc. common stock	2,765,180	1,409,299
	$35,327,467	$27,179,288

Plan investments consist of the following:

	September 30
	2004	2003
Mutual Funds
Vanguard Windsor Fund - 2,013,340 and 1,801,386 shares, respectively	$ 33,079,178*	$ 25,741,807*
Vanguard Institutional Index Fund - 167,226 and 149,605 shares, respectively	17,075,432*	13,640,951*
Fidelity Puritan Fund - 731,639 and 575,792 shares, respectively	13,279,255*	9,782,711*
Janus Worldwide Fund - 248,905 and 262,590 shares, respectively	9,314,015	9,264,165*
Putnam New Opportunities Fund - 220,600 and 223,834 shares, respectively	8,142,339	7,695,406
HSBC Investor Growth and Income Fund - 150,080 and 77,254 shares, respectively	1,295,190	618,030
HSBC Investment Opportunity Fund - 246,568 and 158,704 shares, respectively	2,586,501	1,541,015
HSBC Investor Overseas Equity Fund - 85,720 and 29,860 shares, respectively	1,164,076	328,156
HSBC Investor Bond Fund - 251,053 and 228,851 shares, respectively	2,648,605	2,434,978
	88,584,591	71,047,219

Moog Inc. Savings and Stock Ownership Plan

Notes to Financial Statements (continued)

3. Investments (continued)

	September 30
	2004	2003
Collective Common Trust Fund
HSBC Collective Trust Stable Return Fund - 1,513,014 and 1,542,711 shares, respectively	$44,296,509*	$43,900,928*

Moog Inc. Common Stock
Class A - 935,867 and 646,804 shares, respectively	33,971,972*	25,354,717*
Class B - 1,213,874 and 758,817 shares, respectively	46,127,212*	29,859,449*
	80,099,184	55,214,166
Honeywell International Inc. Common Stock
283,566 and 295,186 shares, respectively	10,168,677	7,778,151
Total Investments	$223,148,961	$177,940,464

*Represents 5% or more of the Plan's net assets available for benefits

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated November 26, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

5. Plan Termination

Although it has not expressed intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Upon termination, the Company will instruct the trustee to either continue the management of the trust's assets or liquidate the trust and distribute the assets to the participants in accordance with the Plan document.

Moog Inc. Savings and Stock Ownership Plan

EIN #16-0757636 Plan #002

Schedule H, Line 4i - Schedule of Assets
(Held at End of Year)

September 30, 2004

		Number
		of		Fair
Identity of Issue	Description	Shares	Cost	Value

Vanguard Windsor Fund	Mutual Fund	2,013,340	$ 30,458,761	$ 33,079,178
Vanguard Institutional Index Fund	Mutual Fund	167,226	18,902,789	17,075,432
Fidelity Puritan Fund	Mutual Fund	731,639	13,121,062	13,279,255
Janus Worldwide Fund	Mutual Fund	248,905	12,526,354	9,314,015
Putnam New Opportunities Fund	Mutual Fund	220,600	11,381,371	8,142,339
*HSBC Investor Growth and
Income Fund	Mutual Fund	150,080	1,264,832	1,295,190
*HSBC Investment Opportunity
Fund	Mutual Fund	246,568	2,541,130	2,586,501
*HSBC Investor Overseas Equity
Fund	Mutual Fund	85,720	1,056,611	1,164,076
*HSBC Investor Bond Fund	Mutual Fund	251,053	2,633,022	2,648,605
*HSBC Collective Trust Stable	Collective Common
Return Fund	Trust Fund	1,513,014	40,230,847	44,296,509
* Moog Inc.	Class A common stock	935,867	11,339,253	33,971,972
* Moog Inc.	Class B common stock	1,213,874	11,057,688	46,127,212
Honeywell International, Inc.	Common stock	283,566	5,977,388	10,168,677
Participant loans receivable	Loans maturing at various dates
	through September 24, 2009
	and bearing interest at rates
	ranging from 4.75% to 10.75%		2,829,524	2,829,524
			$ 165,320,632	$ 225,978,485

*Party named is a party in interest

Moog Inc. Savings and Stock Ownership Plan

EIN #16-0757636 Plan Number #002

Schedule H, Line 4j - Schedule of Reportable Transactions

Year Ended September 30, 2004
Identity of Party Involved	Description of Assets	Number of Purchases/Sales	Purchase Price	Selling Price	Average Cost of Assets	Current Value of Asset on Transaction Date	Net Gain (Loss)

Category iii - A Series of Reportable Transactions in Excess of 5% of Plan Assets

HSBC*	S-T-I-F Directed	499	$42,155,798	$-	$42,155,798	$-	$-
		590	-	42,152,415	42,152,415	42,152,415	-

HSBC*	Vanguard Windsor FD	402	7,328,133	-	7,328,133	-	-
		250	-	3,868,129	3,479,010	3,868,129	389,119

HSBC*	Moog Stable Return Unitized Fund	432	10,483,644	-	10,483,644	-	-
		371	-	11,228,473	11,114,605	11,228,473	113,868

There were no category i, ii, or iv transactions.

*Party in interest

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MOOG INC. SAVINGS AND STOCK OWNERSHIP PLAN

Dated: March 22, 2005	By:	/s/ Joe C. Green
Joe C. Green
Plan Administrator

EXHIBIT INDEX
Exhibit	Description

23	Consent of Ernst & Young LLP